UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Osiris Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68827R108

(CUSIP Number)

August 16, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68827R108	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BIH SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Neuchatel, Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,503,004
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,503,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,503,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON 00

CUSIP No. 68827R108	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Schmidheiny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 239,215
	6	SHARED VOTING POWER 1,503,004
	7	SOLE DISPOSITIVE POWER 239,215
	8	SHARED DISPOSITIVE POWER 1,503,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,742,219
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON IN

Item 1(a)      Name of Issuer:

Osiris Therapeutics, Inc.

Item 1(b)      Address of Issuer’s Principal Executive Offices:

2001 ALICEANNA STREET
BALTIMORE MARYLAND 21231

Items 2(a)      Name of Person Filing:

This statement is filed by:

(i) BIH SA, a company organized under the laws of Switzerland, with respect to shares of Common Stock directly owned by it; and

(ii) Thomas Schmidheiny, who is the controlling shareholder and chairman of the board of BIH SA, with respect to (A) shares of Common Stock held by BIH SA and indirectly beneficially owned by him by virtue of such position and (B) shares of Common Stock directly owned by him.

BIH SA and Thomas Schmidheiny are hereinafter sometimes collectively referred to as the “Reporting Persons”.

Item 2(b)      Address of Principal Business Office:

The address of the principal business office of BIH SA is 23 Faubourg de l’Hopital, 2000 Neuchatel, Switzerland and that of the residence of Thomas Schmidheiny is Zurcherstrasse 156, 8645 Jona, Switzerland.

Item 2(c)      Citizenship:

BIH SA is a company organized under the laws of Switzerland. Mr. Schmidheiny is a Swiss citizen.

Item 2(d)      Title of Class of Securities:

Common Stock, par value of $0.001 (“Common Stock”)

Item 2(e)      CUSIP Number:

68827R108

Item 3      Not Applicable

Item 4      Ownership:

The percentages used herein are calculated based upon the total of shares of Common Stock issued and outstanding as of June 30, 2006 as reflected in the Issuer’s prospectus dated August 3, 2006 filed with the Securities and Exchange Commission.

The beneficial ownership of shares of Common Stock by the Reporting Person, as of the date of this Schedule 13G, is as follows:

1. BIH SA

(a)	Amount beneficially owned: 1,503,004 shares of Common Stock
(b)	Percent of class: 5.5%
(c)	Number of shares of Common Stock as to which such person has:
	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 1,503,004
	(iii)	Sole power to dispose or direct the disposition of: -0-
	(iv)	Shared power to dispose or direct the disposition of: 1,503,004

2. Thomas Schmidheiny

(a)	Amount beneficially owned: 1,742,219 shares of Common Stock
(b)	Percent of class: 6.4%
(c)	Number of shares of Common Stock as to which such person has:
	(i)	Sole power to vote or direct the vote: 239,215
	(ii)	Shared power to vote or direct the vote: 1,503,004
	(iii)	Sole power to dispose or direct the disposition of: 239,215
	(iv)	Shared power to dispose or direct the disposition of: 1,503,004

Item 5      Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8      Identification and Classification of Members of the Group:

Not Applicable

Item 9      Notice of Dissolution of Group:

Not Applicable

Item 10      Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2006

BIH SA

By:	/s/ Dieter Spaelti

	Name:	Dieter Spaelti
	Title:	Managing Director

By:	/s/ Christian Reber

	Name:	Christian Reber
	Title:	Assistant Vice President

THOMAS SCHMIDHEINY

By:	/s/ THOMAS SCHMIDHEINY

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement, dated as of August 25, 2006, by and between BIH SA and Thomas Schmidheiney.